

Mail Stop 3030

May 8, 2009

VIA U.S. MAIL and FACSIMILE: (859) 225-5347

Mr. Marc T. Ray
Vice President-Finance and Chief Financial Officer
MedPro Safety Products, Inc.
817 Winchester Road, Suite 200
Lexington, KY 40505

>   **RE: MedPro Safety Products, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Forms 10-Q/A for Fiscal Quarters Ended March 31, 2008, June 30,**
>   **2008 and September 30, 2008**
>   **File No. 000-52077**

Dear Mr. Ray:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 General

1.   Tell us why the cover page of your periodic and current reports under Exchange
        Act Section 13 refers to Commission file no, 000-49768, rather than the file
        number you use when electronically submitting your filings, 000-52077.

Form 10-Q/A as of March 31, 2008 filed on April 17, 2009
Form 10-Q/A as of June 30, 2008 filed on April 17, 2009
Exhibits 31.1 and 31.2

2.   We note that the certifications refer to Form 10-K. Please amend your filing to
        correct the certifications to refer to the appropriate filing (for instance, Form 10-
        Q/A). In addition, the certifications in the amended filings should be currently
        dated. Refer to Exchange Act Rule 12b-15.

Form 10-Q/A as of September 30, 2008 filed on April 17, 2009
Exhibits 31.1 and 31.2

3.   The certifications included in the amended filing should be currently dated.
        Please refer to Exchange Act Rule 12b-15 and appropriately amend the filing.
        Please also remove the title of the certifying officer from the first sentence of each
        certification.

Form 10-K filed on March 30, 2009
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 24
Critical Accounting Estimates and Judgments, page 25

4.   We see that you granted stock options to employees and others in 2008 and also
        see the significance of the grants to your financial statements. It appears that the
        value assigned to those options and the related accounting involves significant
        subjective management judgments with respect to selecting a valuation model, the
        assumptions applied (such as the individual Black-Scholes assumptions) and the
        accounting (such as determining the appropriate amortization period). In future
        filings please provide critical accounting policy disclosure about stock-option
        accounting. Refer to Release No. 33-8350 - *Commission Guidance Regarding
        Management's Discussion and Analysis of Financial Condition and Results of
        Operations.*

5.   We see that a significant portion of your assets is comprised of intangible assets for technology totaling more than $9 million. We also note your recurring operating losses, significant accumulated deficit and that there no products currently generating recurring revenues related to these technologies. You currently disclose that you evaluate the recoverability of intangible assets "periodically" and that you expect to utilize a discounted cash flow analysis to calculate carrying amount after an impairment determination. In future filings please disclose how you actually evaluated the significant carrying amount of intangible assets for impairment in 2008. Please describe the methods, models and assumptions on which your evaluation and conclusions are based. Describe the nature and extent of subjective judgments that underlie the impairment assessment and describe the potential variability that could result from application of your policy over time. Refer to paragraphs 7, 8 and 20 of SFAS 144 and to Release No. 33-8350 - *Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Item 8. Financial Statements
Statements of Operations, page F-4

6.   We refer to the line item "Inventory write-down." Inventory impairments and write-downs should normally be presented as a component of cost of sales. Please refer to EITF 96-09. Please either reclassify to costs of sales in future filings or provide support in the literature for your presentation.

7.   We note that you have separately disclosed "Share based compensation" on the face of your Statement of Operations. In future filings please classify stock-based compensation in the same line or line items where cash compensation is presented as required by SAB Topic 14F.

Statements of Cash Flows, page F-6

8.   Please tell us whether the Investing Activities item "Cost of property sold" is an actual cash receipt. If it is not, please tell us why that item is appropriately presented as an investing activity in body of the cash flow statement. Refer to SFAS 95 for guidance.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page F-7
Revenues and Costs Recognition, page F-10

9.   You indicate that you are currently renegotiating the arrangements with Greiner
        and that amendments to the documents have not been finalized. Please tell us
        whether and, if applicable, the extent to which the revenue recognition for the
        payments received from Greiner in 2008 was based on the uncompleted revisions
        to the agreements.

10.   In the fourth paragraph you indicate that the accounting for the Greiner
        arrangements considers both EITF 00-21 and SOP 81-1. However, the disclosure
        does not describe how you actually applied the principles set forth in cited
        literature in any specific detail. Please explain to us how you actually applied the
        guidance you cite in determining the accounting for the distribution arrangements.
        The written response should be detailed and specific.

11.   As a related matter, please explain to us why it is appropriate in GAAP to
        recognize the $2 million you characterize as "program fees" in full in earnings in
        2008. In that regard:

        • Indentify the literature on which you relied.
        • Explain to us how you interpreted and applied the requirements of the
          literature you cite.
        • As revised agreements are not yet complete, please tell us why the total fees
          for design, construction, completion and testing of the production lines should
          not be accounted for under SOP 81-1 until you have completed revised
          agreements.
        • If you believe that the program fees are a multiple element recognizable in
          earnings in 2008 under EITF 00-21, please explain to us the basis for your
          view. Your response should address the specific requirements of EITF 00-21.
        • On page 7 you indicate that you have ongoing product design and
          enhancement responsibilities that are to be performed at your expense. Please
          tell us how this obligation was considered in your revenue determination. If it
          was not, please explain.

12.   You disclosure indicates that you are to participate in the validation of the
        production lines. Please describe to us the nature and extent of this effort and
        related compensation. Also tell us how you are accounting for this obligation,
        including revenue recognition.

Intangible Assets, page F-10

13.   You indicate that intangible assets are amortized over the estimated period of benefit, upon being placed in full production. However, as set forth in paragraph 11 of SFAS 142, the useful life of a finite-lived intangible asset is the period that the asset is expected to contribute directly or indirectly to cash flows. We see that in 2008 you entered into arrangements with a distributor for three of your products and your filing indicates that you have begun to realize cash from the related intangible assets under those arrangements, primarily in the form of "program fees."   Tell us how your amortization practices and related accounting policy are consistent with the cited guidance from SFAS 142.

14.   As a related matter, as it appears that you have generated cash from the Vacumate technology. Please tell us why it is appropriate in GAAP defer amortization until commercial shipments begin. Explain the basis in SFAS 142 for your view.

15.   You indicate that the Key-Lok patent was acquired in 2006. You also indicate that there are no sales of this product and that the "process is being evaluated for re-introduction into the marketplace." Please tell us why this intangible asset is not impaired under the guidance from SFAS 144. In that regard, tell us how you estimated expected future cash flows, when those cash flows are expected to begin and the basis for your assumptions. Explain to us the detailed status of your evaluation of the process for re-introduction into the marketplace.

16.   Tell us how you evaluated the $4.85 million purchase price of the Blunt technology in concluding that none of the purchase price should have been expensed as in-process research and development. The AICPA publication "Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries" may be helpful in assisting you in responding to this comment.

17.   We also see that the original cash price due Visual Connections for the Blunt
        technology was $3 million while the price paid to acquire the technology from
        SGPF, a company controlled by your chairman, approximates $4.85 million.
        Please tell us how you evaluated the amount in excess of the $3 million purchase
        price of the technology from inventor in assessing the appropriate accounting for
        the excess. In that regard, please also tell us SGPF's basis in the technology as
        determined by GAAP on September 30, 2008.   As your chairman is a significant
        shareholder in your business, please note that the concepts from SAB Topic 5-G
        maybe applicable.

18.   We see that the carrying amount of the Blunt technology acquired from SGPF and
        Visual Connections is $4.85 million as of December 31, 2008. Please tell us how
        you the evaluated the carrying amount of this asset for recoverability as of
        December 31, 2008. In that regard, please describe the (1) status of the
        technology and (2) the nature and extent of the effort necessary to develop
        marketable products, including expected timing and costs. Please also describe
        the methods, models and significant assumptions on which your conclusions
        about recoverability are based. Refer to SFAS 144.

Recent Accounting Pronouncements, page F-13

19.   We see that you have outstanding warrants and embedded conversion features
        associated with preferred stock, both of which appear have provisions where
        conversion or strike prices maybe adjusted if you issue future securities at a lower
        price. Please tell us how you evaluated the requirements of EITF 07-05 in
        assessing whether you should present SAB 11-M disclosure about this pending
        matter. With respect to the embedded conversion feature of your preferred shares,
        please also refer to paragraph 12 of SFAS 133. If you believe that EITF 07-05 is
        not applicable in your circumstances, please explain in response to this comment.
        Please note that EITF 07-5 would be effective for the quarter beginning January 1,
        2009.

Note 11, Stock Options, page F-25

20.   We refer to your response to prior comment 17. Please tell us the extent to which
        management relied upon the third party appraiser in arriving at the $6.56 common
        share price used for Black-Scholes purposes.   Please also expand future filings to
        add disclosure, if true, that clearly attributes the valuation to management. Please
        note that the reference to the valuation expert in your disclosure is not required.

21.   We refer to your response to prior comment 14. Your response and disclosure
       indicates that for Black-Scholes purposes you discounted the quoted market price
       of your common shares by 16% for a lack of liquidity due to restrictions on
       exercise and a thin trading market and another 11% attributed to lack of an
       efficient trading market. Please tell us and disclose, in future filings, how you
       arrived at each of these discounts. Your response should describe the methods,
       models and assumptions applied.   Please also further clarify the difference
       between the two discounts.   In that regard, the first item is in part related to a thin
       trading market and the second item is attributed to the lack of an efficient trading
       market, which appear to be overlapping. Future filings and your response should
       present a clear quantification and description of each discount from a quoted
       market price.

Item 9A(T). Controls and Procedures, page 31

22.   You indicate that disclosure controls and procedures are effective "in timely
       making known to [your officers] material information required to be disclosed in
       the reports filed or submitted under the Securities Exchange Act." If you elect to
       include any qualifying language as to the effectiveness conclusion, in your future
       filings such language should be consistent with the full two sentence definition of
       "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act.
       Alternatively, if true, your disclosure could simply indicate that your officers
       determined that disclosure controls and procedures are "effective" without any further
       qualifications or attempts to define the term.

Item 15. Exhibits and Financial Statement Schedules, page 46

23.   We note that you omitted a portion of the introductory language in paragraph 4 of
       Item 601(b)(31)(i) of Regulation S-K and that you omitted paragraph 4(b) of Item
       601(b)(31)(i) of Regulation S-K, both of which refer to internal control over
       financial reporting. Please file an abbreviated amendment to the Form 10-K that
       includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and
       5 of the certification. Please ensure that the certification is in strict compliance
       with Item 601(b)(31)(i) of Regulation S-K.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions about these comments. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Senior Review Accountant